Exhibit 21.1

Cars.com Inc. Subsidiary List

Entity	State/Province of Incorporation/Formation
Cars.com, LLC	Delaware
CreditIQ, LLC	Delaware
Dealer Inspire Inc.	Delaware
Dealer Inspire Solutions Canada Inc.	British Columbia
DealerRater Canada, LLC	Delaware
DealerRater.com, LLC	Delaware